Via Facsimile and U.S. Mail
Mail Stop 6010

December 6, 2006

Mr. Theodore L. Chandler, Jr.
President and Chief Executive Officer
LandAmerica Financial Group, Inc.
101 Gateway Centre Parkway
Richmond, VA 23235-5153

>   **Re: LandAmerica Financial Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2005**
>   **Form 10-Q for the Three Months Ended March 31, 2006,**
>   **June 30, 2006 and September 30, 2006**
>   **File No. 1-13990**

Dear Mr. Chandler:

We have reviewed your October 10, 2006 letter responding to the comments we provided you orally on September 8, 2006 and have the following comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Revenue Recognition: Lender Services, page F-11

1.   We acknowledge your response to our previous comment two and our conversations of November 3, 16 and 21. We do not agree that 75% of the revenue for "LOL certifications" should be recognized upon delivery of the initial certification with the remaining 25% recognized on a straight-line basis over the estimated remaining contract life. After the initial certification deliverable, we believe your second deliverable would be your continuing monitoring services

which your customer is expecting you to fulfill. These monitoring services include the evaluation of all underlying loan properties to determine whether or not they are impacted by a FEMA map change and, if impacted by the change, would require customer notification. It appears that a "LOL certification" is not a separate unit of accounting under paragraph 9 of EITF 00-21 since you have no objective and reliable evidence of the fair value of the second deliverable. Paragraph 10 of EITF 00-21 would require treating the initial certification and the monitoring services as a single unit of accounting. Footnote 40 to SAB Topic 13:A3f Question 1 indicates that revenue for nonrefundable upfront fees should be recognized on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed. It appears to us that the historical pattern you used to calculate the 25% of loans equates to the pattern of effort you must expend to re-determine property zoning, not the fulfillment of your obligation to monitor each property throughout the term of the loan and stand ready to report FEMA zoning changes. Therefore, please amend your historical financial statements to recognize revenue from "LOL certifications" on a straight-line basis over the contractual term of the loans. We will not, however, object if you recognize revenue over the shorter estimated lives of the loans if you can support an objective, reliable historical estimate based on a large population of homogeneous transactions.

As appropriate, please amend your Form 10-K for the year ended December 31, 2005 and your Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 and respond to this comment within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant